SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, DC 20549-1004




                           FORM 11-K


                         ANNUAL REPORT


                Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934


          For the Fiscal Year Ended December 31, 1996


                      SEALRIGHT CO., INC.
                     LONG-TERM SAVINGS PLAN

                    (Full title of the plan)



                      SEALRIGHT CO., INC.
              9201 Packaging Drive, DeSoto, Kansas
                             66018
                   Telephone:  (913) 583-3025


(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                           16-0876812

               (IRS Employer Identification No.)

                      SEALRIGHT CO., INC.
                     LONG-TERM SAVINGS PLAN








               Financial Statements and Schedules

                   December 31, 1996 and 1995


          (With Independent Auditors' Report Thereon)

                      SEALRIGHT CO, INC.
                    LONG-TERM SAVINGS PLAN
                           FORM 11-K
                  FOR THE FISCAL YEARS ENDED
                  DECEMBER 31, 1996 AND 1995



                             INDEX



                                                      Page

 INDEPENDENT AUDITORS' REPORT........................    1


 FINANCIAL STATEMENTS:

    Statement of Net Assets Available for
        Benefits as of December 31, 1996.............    2
    Statements of  Net Assets Available for
        Benefits as of December 31, 1995................ 4
    Statement of Changes in Net Assets
      Available for Benefits For the year ended
      December 31, 1996..............................    6
    Statement of Changes in Net Assets
      Available for Benefits For the year ended
      December 31, 1995..............................    8
    Notes to Financial Statements....................   10



                                            Schedule

 SUPPLEMENTAL SCHEDULES:

    Item 27a - Schedule of Assets
               Held for Investment Purposes..  1      17
    Item 27d - Schedule of Reportable
               Transactions.................   2      18

                 INDEPENDENT AUDITORS' REPORT


  To the Administrative Committee of the
  Sealright Co., Inc. Long-Term Savings Plan:


 We have audited the accompanying statements of net assets available for benefits of Sealright Co., Inc. Long-Term Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
 An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

 Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



 Kansas City, Missouri                 KPMG Peat Marwick LLP
 June 20, 1997
                                  -1-

                                  SEALRIGHT CO., INC.
                                 LONG-TERM SAVINGS PLAN

                     Statement of Net Assets Available for Benefits
                                        (Part I)
                                     December 31, 1996
                                                  Participant directed
                                 Travelers
                                 Insurance                             Fidelity      Fidelity
                                 Co. Group     Scout       Fidelity     Asset        Investment
                                  Annuity      Stock       Magellan    Manager         Grade
                                  Contract      Fund        Fund        Fund         Bond Fund
Assets:
 Cash and cash equivalents       $    18,616 $   31,791   $    -      $   123,867    $    -

  Investments:
   Travelers Insurance Co.,
     Guaranteed Rate              13,593,400      -            -            -             -
   Scout Stock Fund, Inc.             -       2,007,851        -            -             -
   Fidelity Magellan Fund             -           -         6,918,734       -             -
   Fidelity Charles Street Trust     -            -            -        1,438,554         -
   Fidelity Fixed Income Trust        -           -            -            -          704,867
   Fidelity Retirement Money
     Market                           -           -            -            -             -
   Sealright Co., Inc. Common
     Stock                            -           -            -            -             -
   Multiple promissory notes          -           -            -            -             -
       Total investments          13,593,400 2,007,851      6,918,734   1,438,554      704,867

       Total assets               13,612,016 2,039,642      6,918,734   1,562,421      704,867

  Payable to participants for
   excess participant
   contributions                                  -            -            -            -
  Bank overdraft                       -          -          161,345        -          21,859
  Other liabilities                    -          -            -            -           -
        Total Liabilities              -          -          161,345        -          21,859

        Net assets available
          for benefits           $13,612,016 $2,039,642   $6,757,389  $ 1,562,421    $683,008


See accompanying notes to financial statements.
                                                               -2-

                                     SEALRIGHT CO., INC.
                                    LONG-TERM SAVINGS PLAN

                        Statement of Net Assets Available for Benefits
                                          (Part II)
                                      December 31, 1996

                                         Participant directed

                                  Fidelity   Sealright
                                 Retirement  Company
                                   Money       Stock      Participant
                                   Market      Fund          Loans      Other        Total
Assets:
 Cash and cash equivalents       $   -       $    -       $ 19,901    $     -        $   194,175

  Investments:
    Travelers Insurance Co.,         -            -           -             -         13,593,400
      Guaranteed Rate
    Scout Stock Fund, Inc.           -            -            -            -          2,007,851
    Fidelity Magellan Fund           -            -            -            -          6,918,734
    Fidelity Charles Street Trust    -            -            -            -          1,438,554
    Fidelity Fixed Income Trust      -            -            -            -            704,867
    Fidelity Retirement
      Money Market                341,558         -            -            -            341,558
    Sealright Co., Inc. Common
      Stock                          -        722,786          -            -            722,786
    Multiple promissory notes       -            -         793,884          -        $   793,884
        Total investments        $341,558    $722,786     $793,884    $    -         $26,521,634

        Total assets             $341,558    $722,786     $813,785    $   -          $26,715,809


  Payable to participants for
    excess participant
    contributions                    -            -            -        52,393            52,393
  Bank overdraft                   10,290          21          -          -              193,515
  Other liabilities                   -           -            -         7,650             7,650
        Total Liabilities          10,290          21          -        60,043           253,558

        Net assets available     $331,268    $722,765     $813,785    $(60,043)      $26,462,251
          for benefits

See accompanying notes to financial statements.

                                              -3-

                                      SEALRIGHT CO., INC.
                                     LONG-TERM SAVINGS PLAN

                         Statement of Net Assets Available for Benefits
                                            (Part I)
                                       December 31, 1995
                                             Participant directed
                                 Travelers
                                 Insurance                             Fidelity      Fidelity
                                 Co. Group     Scout       Fidelity     Asset        Investment
                                  Annuity      Stock       Magellan    Manager          Grade
                                  Contract      Fund        Fund        Fund         Bond Fund
Assets:
 Cash and cash equivalents       $    74,490 $    -       $     -     $     -        $ 1,370

  Investments:
    Travelers Insurance Co.,
      Guaranteed Rate             12,567,387     -              -           -            -
    Scout Stock Fund, Inc.                    1,688,586
    Fidelity Magellan Fund             -         -          6,260,041       -            -
    Fidelity Charles Street Trust     -          -              -       1,708,203        -
    Fidelity Fixed Income Trust       -          -              -           -         676,280
    Fidelity Retirement Money
      Market                          -           -             -           -            -
    Multiple promissory notes
            Total investments     12,567,387 1,688,586      6,260,041   1,708,203     676,280

    Contributions receivable           -         -              -          -             -
        Total assets              12,641,877 1,688,586      6,260,041   1,708,203     677,650

  Payable to participants for
    excess participant
    contributions                                 -            -            -           -
  Bank Overdraft                       -             524       4,865       1,895        -
  Other Liabilities                    -          -            -            -           -
        Total Liabilities              -            524        4,865       1,895        -

        Net assets available
          for benefits           $12,641,877 $1,688,062   $6,255,176  $ 1,706,308    $677,650


See accompanying notes to financial statements.
                                                       -4-

                                     SEALRIGHT CO., INC.
                                    LONG-TERM SAVINGS PLAN

                        Statement of Net Assets Available for Benefits
                                          (Part II)
                                      December 31, 1995

                                           Participant directed
                                        Fidelity
                                        Retirement
                                         Money        Participant
                                         Market          Loans        Other         Total
Assets:
 Cash and cash equivalents            $  4,522        $ 13,693        $   -         $    94,075

  Investments:
    Travelers Insurance Co.,
      Guaranteed Rate                     -               -                -         12,567,387
    Scout Stock Fund, Inc.                -               -                -          1,688,586
    Fidelity Magellan Fund                -               -                -          6,260,041
    Fidelity Charles Street Trust        -                -                -          1,708,203
    Fidelity Fixed Income Trust           -               -                -            676,280
    Fidelity Retirement
      Money Market                     379,874            -                 -           379,874
    Multiple promissory notes            -             842,619              -           842,619

        Total investments             $379,874        $842,619        $   -         $24,122,990

    Contributions receivable              -               -               97,929         97,929
      Total assets                    $384,396        $856,312        $   97,929    $24,314,994


  Payable to participants for
    excess participant
    contributions                         -               -               93,667         93,667
  Bank Overdraft                          -               -               -               7,284
  Other Liabilities                        -              -               13,026         13,026
        Total Liabilities                  -              -              106,693        113,977

        Net assets available          $384,396        $856,312        $   (8,764)   $24,201,017
          for benefits

See accompanying notes to financial statements.

                                             -5-

                                     SEALRIGHT CO., INC.
                                    LONG-TERM SAVINGS PLAN

                  Statement of Changes in Net Assets Available for Benefits
                                           (Part I)
                             For the year ended December 31, 1996
                                             Participant directed
                                 Travelers
                                 Insurance                             Fidelity      Fidelity
                                 Co. Group     Scout       Fidelity     Asset        Investment
                                  Annuity      Stock       Magellan    Manager          Grade
                                  Contract      Fund        Fund        Fund         Bond Fund
Additions:
  Investment income:
    Interest                     $   812,265 $    -       $    -      $    -         $     -
    Net appreciation
     (depreciation)                    -        197,545      737,717     178,301       21,468
       Total investment income       812,265    197,545      737,717     178,301       21,468

  Participant contributions          888,619    261,968      775,370      34,503      120,341
  Employer contributions              41,098     10,143       34,505       8,663        5,082
  Forfeitures                         (4,064)    (1,540)      (5,657)     (2,864)         (33)
  Transfers from (to) other
    funds (note 4)                   663,673     26,791    (633,007)    (218,728)     (20,962)
       Total additions             2,401,591    494,907      908,928        (125)     125,896

Deductions:
  Termination distributions        1,301,115    134,315      362,825   132,056        114,129
  Withdrawals                        122,721      8,129       40,482    11,217          5,865
  Refund to participants for
   excess participant
   contributions                      -           -            -            -            -
  Other deductions                    7,616         883        3,408         489          544
      Net increase (decrease)       970,139     351,580      502,213    (143,887)       5,358

Net assets available for
 benefits:
  Beginning of year               12,641,877  1,688,062    6,255,176   1,706,308      677,650
  End of year                    $13,612,016 $2,039,642   $6,757,389  $1,562,421     $683,008

See accompanying notes to financial statements.

                                     SEALRIGHT CO., INC.
                                    LONG-TERM SAVINGS PLAN

                  Statement of Changes in Net Assets Available for Benefits
                                          (Part II)
                             For the year ended December 31, 1996
                                       Participant directed
                                   Fidelity  Sealright
                                  Retirement  Company
                                    Money      Stock      Participant
                                    Market     Fund       Loans         Other        Total
Additions:
  Investment income:
    Interest                     $     -     $    -       $   57,521  $    -        $   869,786
    Net appreciation
     (depreciation)                   18,759    (113,978)      -           -          1,039,812
       Total investment income        18,759    (113,978)    57,521        -          1,909,598

  Participant contributions           11,257      98,683       -           -          2,190,741
  Employer contributions               3,030     533,071       -           -            635,592
  Forfeitures                         (1,417)     (1,098)      -          (7,650)       (24,323)
  Transfers from (to) other
    funds (note 4)                   (47,341)    214,931      5,879        8,764          -
       Total additions               (15,712)    731,609     63,400        1,114      4,711,608

Deductions:
 Termination distributions            26,570      7,603     105,927        -          2,184,540
 Withdrawals                          10,127        626        -           -            199,167
 Refund to participants for
   excess participant
   contributions                      -           -            -          52,393        52,393
  Other deductions                      719         615        -          -             14,274
      Net increase (decrease)        (53,128)   722,765      (42,527)    (51,279)    2,261,234

Net assets available for
 benefits:
  Beginning of year                  384,396     -           856,312      (8,764)    24,201,017
  End of year                    $   331,268 $  722,765   $  813,785  $  (60,043)   $26,462,251

See accompanying notes to financial statements.

                                      SEALRIGHT CO., INC.
                                    LONG-TERM SAVINGS PLAN

                   Statement of Changes in Net Assets Available for Benefits
                                           (Part I)
                             For the year ended December 31, 1995
                                             Participant directed
                                 Travelers
                                 Insurance                             Fidelity      Fidelity
                                 Co. Group     Scout       Fidelity     Asset        Investment
                                  Annuity      Stock       Magellan    Manager          Grade
                                  Contract      Fund        Fund        Fund         Bond Fund
Additions:
  Investment income:
    Interest                     $   768,394 $    -       $    -      $    -         $     -
    Net appreciation                   -         277,517   1,575,779     265,176       89,870
       Total investment income       768,394     277,517   1,575,779     265,176       89,870

  Participant contributions          851,701     194,077     819,173     280,959      129,598
  Employer contributions             241,285      54,802     207,371      72,181       30,529
  Forfeitures                         (3,866)       (472)     (8,818)     (6,766)      (1,280)
  Transfers from (to) other
    funds (note 4)                   162,962    (55,364)    (44,011)    (231,094)     (73,559)
       Total additions             2,020,476    470,560    2,549,494     380,456      175,158

Deductions:
 Termination distributions        1,248,072      89,107      312,996      99,711       59,605
 Withdrawals                         77,343     115,343       18,186       5,075          373

 Refund to participants for
   excess participant
   contributions                      -           -            -            -            -
 Other deductions                      1,670        157        1,015         455          157
      Net increase                   693,391    265,953    2,217,297     275,215      115,023

Net assets available for
 benefits:
  Beginning of year               11,948,486  1,422,109    4,037,879   1,431,093      562,627
  End of year                    $12,641,877 $1,688,062   $6,255,176  $1,706,308     $677,650

See accompanying notes to financial statements.

                                     SEALRIGHT CO., INC.
                                    LONG-TERM SAVINGS PLAN

                  Statement of Changes in Net Assets Available for Benefits
                                          (Part II)
                             For the year ended December 31, 1995
                                        Participant directed
                                   Fidelity
                                  Retirement
                                    Money                 Participant
                                    Market                Loans         Other        Total
Additions:
  Investment income:
    Interest                     $     -                  $   41,979  $    -        $   810,373
    Net appreciation                  21,420                   -           -          2,229,762
       Total investment income        21,420                  41,979       -          3,040,135

  Participant contributions           83,087                    -         75,014      2,433,609
  Employer contributions              22,609                   -          22,915        651,692
  Forfeitures                         (4,723)                   -        (13,026)       (38,951)
  Transfers (to) from other
   funds                             (42,823)               266,434       17,455          -
       Total additions                79,570                308,413      102,358     6,086,485

Deductions:
 Termination distributions            41,353                 11,372         -        1,862,216
 Withdrawals                           2,373                   -            -          218,693

 Refund to participants for
   excess participant
   contributions                      -                        -          93,667        93,667

 Other deductions                        230                   -            -            3,684
      Net increase                    35,614                 297,041       8,691     3,908,225

Net assets available for
 benefits:
  Beginning of year                  348,782                 559,271     (17,455)    20,292,792
  End of year                    $   384,396              $  856,312  $   (8,764)   $24,201,017

See accompanying notes to financial statements.

                         SEALRIGHT CO., INC.
                        LONG-TERM SAVINGS PLAN

                    Notes to Financial Statements

                      December 31, 1996 and 1995


 (1) Description of Plan
          The following description of the Sealright Co., Inc. (the Company) Long-Term Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General

          The Plan is a defined contribution profit sharing, savings, 401(k) and pension plan for nonunion hourly and salaried employees who have attained age 21, completed one year of service and worked at least
     1,000 hours during that year. All active participants in these plans were immediately eligible for the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions
          The participants may elect to make basic contributions of up to a maximum of 5% of compensation. Fifty percent of basic contributions is matched by the employer.

           The participants may elect to make supplemental contributions that will not be matched by the employer. The sum of a participant's basic contributions and supplemental contributions cannot exceed 15% of compensation. The participants must designate whether these contributions are before or after tax.

     Investment Options

          The participants may invest in any combination of the Travelers Insurance Company Guaranteed Rate Contract, Scout Stock Fund, the Fidelity Magellan Fund, the Fidelity Investment Grade Bond Fund or the Sealright Company Stock Fund. Effective March 3, 1996, Company contributions were invested, and must remain invested, in the Sealright Common Stock Fund. Participants cannot direct the investment of these company contributions (and the earnings thereon) into any other Fund.

          The Fidelity Retirement Money Market Fund and the Fidelity
     Asset Manager Fund were frozen March 3, 1996. Money already invested on or before this date may remain invested in these funds; however, no new money or transfers from an existing fund may be invested in these funds after March 3, 1996. Money may be transferred from these funds to any other investment fund offered by the Plan.



                                                               (Continued)

                         SEALRIGHT CO., INC.
                        LONG-TERM SAVINGS PLAN

                    Notes to Financial Statements


     Participant Loans
         Participant Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates range from 6.0% to 9.5%, depending upon the type of loan. Principal and interest is paid ratably through payroll deductions for participants actively employed and through payments made directly to the Trustee for those participants who are not actively employed.

          Payment of Benefits - On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account, as an annuity purchased from an insurer, or annual installments over a period not extending beyond the life expectancy of the participant and designated beneficiary.

          Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
          Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants vest in the Company's contribution based on continuous service to the Company, generally 20% after one year and 20% thereafter until fully vested. Participants become immediately vested (1) upon the participant's death if employed by the Company at the time of death,
     (2) twelve months after the participant becomes totally disabled,
     (3) upon normal retirement, or (4) date of termination or partial termination of the Plan or the date all employer contributions cease under the Plan.

     Forfeitures
          Any amount forfeited by a participant reduces future employer contributions.

     Termination
          The Company has the right, under the plan agreement, to terminate the Plan, although the Company has expressed no intent to do so. Upon termination, each participant and the beneficiary of each deceased participant shall be vested with all rights to any funds in their accounts as of the date of termination.

                                                               (Continued)

                         SEALRIGHT CO., INC.
                        LONG-TERM SAVINGS PLAN

                    Notes to Financial Statements


 (2) Summary of Significant Accounting Policies

     Basis of Accounting
          The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation
          The Plan's investments are stated at fair value except for its investment in Travelers Insurance Company Group Annuity Contract, which is valued at contract value, cost plus accrued interest. If available, quoted market prices are used to value investments.

          The Plan has entered into a fully benefit-responsive investment contract with The Travelers Insurance Company (Travelers). Travelers maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals. The contract is included in the financial statements at contract value (cost plus accrued interest), which approximates fair value, as reported to the Plan by Travelers. The average annual yield for 1996 and 1995 was 6.2% and 6.3%, respectively. The crediting interest rate of the contract at December 31, 1996 and 1995 was 6.5% and 6.45%, respectively.

           At December 31, 1996 and 1995, investments which exceed 5% of the net assets available for benefits were as follows:

                                             1996        1995

      Insurance Contract:
         Travelers Insurance Company,
           Guaranteed Rate              $13,593,400    $12,567,387


       Mutual Funds:
          Scout Stock Fund, Inc.        $ 2,007,851    $ 1,688,586
          Fidelity Magellan Fund          6,918,734      6,260,041
          Fidelity Charles
           Street Trust                   1,438,554      1,708,203


      Administrative Expenses
           All administrative expenses of the Plan are paid by the Company.

      Use of Estimates
           The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.
                                                                (Continued)

                         SEALRIGHT CO., INC.
                        LONG-TERM SAVINGS PLAN

                    Notes to Financial Statements


 (3)  Income Tax Status

           The Plan has received a favorable determination letter from the Internal Revenue Service, dated November 12, 1994, indicating that it is qualified under Section 401(a) of the Internal
      Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code.

           The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                                                                  Schedule 1

                                      SEALRIGHT CO., INC.
                                    LONG-TERM SAVINGS PLAN

                  Item 27a - Schedule of Assets Held for Investment Purposes
                                       December 31, 1996
                                       (c)
          (b)               Description of investment
     Identity of issue,     including maturity date,                       (e)
     borrower, lessor       rate of interest, collateral,     (d)       Current
(a)  or similar party       par or maturity value            Cost        Value

     The Travelers        Insurance contract guaranteed
                          rate, Contract No. 12313,
                          variable                      $12,848,795    $13,593,400
     Scout Stock          118,318 units in Registered
      Fund, Inc.           Investment Company             1,857,292      2,007,851
     Fidelity Magellan    85,787 units in Registered
      Fund                 Investment Company             7,058,505      6,918,734
     Fidelity Charles     87,344 units in Registered
      Street Trust         Investment Company             1,344,369      1,438,554
     Fidelity Fixed       98,998 units in Registered
      Income Trust         Investment Company               719,014        704,867
    Fidelity Retirement   341,558 units in Registered
     Money Market          Investment Company               340,047        341,558
*   Sealright Co., Inc.   68,837 shares of Common
                           Stock                            846,904        722,786
*   Multiple promissory   Participant loans, Sealright
     notes                 Co., Inc.                        793,884        793,884
                                                        $25,808,810    $26,521,634
*Investment with party-in-interest to the Plan.
See accompanying independent auditors' report.

                                                -17-

                                                                                       Schedule 2
                                                       SEALRIGHT CO., INC.
                                                     LONG-TERM SAVINGS PLAN

                                         Item 27d - Schedule of Reportable Transactions

                                                  Year ended December 31, 1996

                                                              (f)                  Current
                                                             Expense               value of
    (a)               (b)         (c)        (d)     (e)     incurred     (g)      asset on       (i)
 Identity of      Description   Purchase  Selling  Lease      with       Cost of  transaction     Net Gain
party involved     of asset      Price     Price   Rentals  transaction   asset      date         or loss
Travelers         Guaranteed
                  Rate
                  Contract     $2,289,937    -        -          -      $2,289,937   $2,289,937       -

Travelers         Guaranteed
                  Rate
                  Contract          -     $2,008,529  -          -      $2,008,529   $2,008,529          -

Fidelity
 Magellan Fund    316184-10-0  $2,139,510     -       -          -      $2,139,510   $2,139,510          -



See accompanying independent auditor's report.

                              SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Sealright Co., Inc., the trustees of the Sealright Co., Inc. Long-Term Savings Plan, have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.





                                  SEALRIGHT CO., INC. LONG-TERM SAVINGS PLAN





                                  By        /s/  John T. Carper

                                  Name and Title  John T. Carper,
                                                  Senior Vice President
                                                    Finance




Date         June 30, 1997










                                 -19-